SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2016

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein are a proxy statement and proxy card to be sent to shareholders in connection with the Special Meeting of Shareholders scheduled for September 29, 2016.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Pavel Buber
Nam: Pavel Buber
Title: Chief Financial Officer

Date: August 22, 2016

2

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel
Tel: 972-8-9321000; Fax: 972-8-9321003

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 29, 2016

NOTICE IS HEREBY GIVEN that on Thursday, September 29, 2016, at 4:00 p.m. Israel time, the Special Meeting of Shareholders (the “Meeting”) of G. Willi-Food International Ltd. (the “Company”) will be held at the offices of the Company at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel.

The matter on the agenda of the Meeting and the summary of the proposed resolution is as follows:

1.	To approve the terms of office of the Company’s Chairman of the Board, Mr. Ilan Admon, in accordance with the terms of the Compensation Policy for Company Officers.

In addition, shareholders may transact such other business as may properly come before the Meeting or any adjournment thereof.

You are cordially invited to attend the Meeting. Whether or not you intend to attend the Meeting, you are urged to promptly complete, date and execute the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder’s behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting (no later than September 27, 2016 at 4:00 p.m. Israel time).

In addition, whether or not a shareholder plans to attend, a shareholder can ensure his  or her vote is represented at the Meeting by promptly completing, signing, dating and returning his or her proxy (in the form attached) in the enclosed envelope to the offices of the Company or the offices of the Company’s transfer agent no later than 48 hours prior to the Meeting (no later than September 27, 2016 at 4:00 p.m. Israel time).

The Company has fixed the close of business on August 23, 2016 as the record date (the “Record Date”) for determination of shareholders entitled to notice of, to attend and to vote at, the Meeting. Only shareholders of record at the close of business on August 23, 2016  are entitled to vote at the Meeting. Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

The accompanying Proxy Statement contains additional information with respect to the matter on the agenda.

The complete copy of the proposal to be presented at the Meeting will be available at the Meeting as well as on each business day from August 25, 2016 until September 29, 2016, between the hours of 9:00 a.m. and 5:00 p.m. (Israeli time), at the Company’s offices in 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel.

By order of the Board of Directors

/s/ Ilan Admon
Ilan Admon
Chairman of the Board of Directors	Dated: Yavne, Israel, August 25, 2016

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone,
Yavne 8122216 Israel

PROXY STATEMENT
 ______________________________________

This proxy statement is furnished to shareholders in connection with the solicitation by the Board of Directors of G. Willi-Food International Ltd. (the “Company”) of proxies to be voted at the Special Meeting (the “Meeting”) of the Company to be held on September 29, 2016 at 4:00 p.m. (Israeli time) at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, and at any adjournment thereof. This proxy statement and the proxies solicited hereby will first be sent or delivered to shareholders on or about August 25, 2016.

General Information

    Proxies for use at the Meeting are being solicited by the Board of Directors of the Company (the “Board”). A form of proxy for use at the Meeting is attached. All Ordinary Shares of the Company, nominal value NIS 0.1 per share (the “Ordinary Shares”), represented at the Meeting by properly executed proxies received by the Company at its offices or the offices of the Company’s transfer agent by 4:00 p.m. (Israel time) at least 48 hours prior to the Meeting and which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. If the person executing or revoking a proxy does so under a power of attorney or other authorization, including authorization by a corporation’s board of directors or shareholders, the Company must receive the original or a duly certified copy of the power of attorney or other authorization. A proxy may be revoked by a shareholder at any time prior to its use by voting in person at the Meeting or by executing a later proxy, provided that such later proxy is received within the above-referenced time period, or by submitting a written notice of revocation to the Secretary of the Company at the Company’s offices prior to the Meeting. If the proxy is signed properly by the shareholder and is not revoked, it will be voted at the Meeting. If a shareholder specifies how the proxy is to be voted, the proxy will be voted in accordance with such specification. Otherwise, subject to applicable law and stock exchange regulations, the proxy will be voted in favor of the matter described herein.

    The presence of two or more shareholders in person or by proxy representing not less than 25% of the outstanding Ordinary Shares entitled to vote at the Meeting will constitute a quorum for the transaction of business at the Meeting. Under the Company’s Articles of Association, if a quorum is not present within one-half hour of the commencement time of the Meeting, the Meeting will be adjourned automatically until one week thereafter at the same time and place, or at any other time and place as the Board may designate and state in a notice to the shareholders. If, within one-half hour after the adjourned Meeting is reconvened, a quorum of two or more shareholders representing at least 25% of the outstanding Ordinary Shares entitled to vote is not present, then the Meeting shall be held with any number of participants who may discuss the matter for which the first meeting was convened.

    Proxies will be solicited primarily by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

    The approval of Proposal 1 is contingent upon the favorable vote of a simple majority of the Company’s shareholders attending and voting at the Meeting.

Only shareholders of record at the close of business on August 23, 2016 (the “Record Date”) are entitled to vote at the Meeting. At the close of business on the Record Date, 13,240,913 Ordinary Shares were outstanding and eligible for voting at the Meeting. Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

The complete copy of the proposal to be presented at the Meeting will be available at the Meeting as well as on each business day from August 25, 2016 until September 29, 2016, between the hours of 9:00 a.m. and 5:00 p.m. (Israeli time), at the Company’s offices in 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel.

To the extent you would like to state your position with respect to the proposal described in this proxy statement, in addition to any right you may have under applicable law, pursuant to regulations under the Israeli Companies Law, 5759-1999 (the “Companies Law”), you may do so by delivery of a notice to the Company’s offices located at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel, not later than September 19, 2016. Our Board may respond to your notice not later than September 24, 2016.

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of August 22, 2016, the number of Ordinary Shares beneficially owned by each shareholder known to the Company to own more than 5% of the Ordinary Shares. The information presented in the table is based on 13,240,913 Ordinary Shares outstanding as of August 22, 2016.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
Willi Food Investments Ltd. (“Willi Food”) (1)	8,200,342	61.93%
B.S.D Crown Ltd. (formerly Emblaze Ltd.) (2)	8,971,417	67.76%
Gregory Gurtovoy (3)	8,971,417	67.76%
All directors and officers as a group (3) (one person)	8,971,417	67.76%

(1)	Willi Food’s securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi Food are located at 4 Nahal Harif St., Northern Industrial Zone, Yavne 8122216, Israel.

(2)
Includes (i) 8,200,342 Ordinary Shares owned by Willi Food Investments Ltd. and (ii) 771,075 Ordinary Shares held directly by B.S.D Crown Ltd. The business address of B.S.D Crown Ltd. is 7 Menachem Begin Road, Ramat-Gan, 5268102, Israel ("BDS"). Willi Food is controlled by its majority shareholder, BSD, and BSD may be deemed to beneficially own all of the shares owned by Willi-Food.

(3)
Includes (i) 8,200,342 Ordinary Shares held by Willi-Food, and (ii) 771,075 Ordinary Shares held by BSD. Willi-Food is controlled by its majority shareholder, BSD.  BSD is controlled by BGI, which directly owns 25.01% of BSD's outstanding shares and holds a power of attorney from its controlling shareholder, Israel 18, to vote an additional 19.01% of BSD's outstanding shares.  BGI is controlled by Israel 18, which owns 71.52% of the outstanding shares in BGI.  Israel 18 is controlled by Gregory Gurtovoy, who owns both regular and preferred shares in Israel 18 which afford him 99.5% of its voting rights and 95% of its issued share capital.  Accordingly, BSD, BGI, Israel 18 and Gregory Gurtovoy may each be deemed to beneficially own 8,971,417 Ordinary Shares. Mr. Yossi Schneorson, a director of the Company who also sits on the boards of directors of BSD and BGI and is CEO of BSD, holds approximately 4.95% of the voting rights in Israel 18.

All of the shareholders of the Company (including Willi Food) have the same number of votes for each Ordinary Share held. Accordingly, the major shareholder of the Company, Willi Food, does not have voting rights that are different from those of the Company’s other shareholders. The Company believes that, as of August 22, 2016, 4,269,496 Ordinary Shares (approximately 32.24% of its outstanding Ordinary Shares) were held by persons who were not officers, directors or the owners of 5% or more of the Company's outstanding Ordinary Shares.

PROPOSAL NO. 1	APPROVAL OF THE TERMS OF OFFICE OF THE COMPANY’S CHAIRMAN OF THE BOARD, MR. ILAN ADMON, IN ACCORDANCE WITH THE TERMS OF THE COMPENSATION POLICY.

The Companies Law requires that the terms of office and employment of a company’s Chairman of the Board be approved by the company’s Compensation Committee, by the Board, and then by a simple majority of the Company’s shareholders attending and voting at a meeting. The terms of office and employment must also be in accordance with the Company's Compensation Policy.

On July 17, 2016, the Board appointed Mr. Ilan Admon as the active Chairman of the Board, working on a 33% time basis, effective July 17, 2016, in lieu of his former position as deputy Chairman of the Board.

On July 12, 2016, the Compensation Committee of the Company unanimously approved the following terms of office of Mr. Ilan Admon in his capacity as active Chairman of the Board, and on July 17, 2016, the Board also unanimously approved such terms.

At the Meeting, the shareholders will be asked to approve the terms of office of Mr. Admon, which are as follows:

Scope of Services - The serviced would be provided to the Company by Mr. Admon through Admon Management Company Ltd. on a 33% time basis;

Management Fee - Monthly management fee equal to NIS 26,000 (excluding VAT) (approximately USD 6,800) (“Monthly Service Fee”) that will be linked to the Israeli Consumer Price Index;

Expenses - Admon Management Company Ltd. would be entitled to reimbursement of reasonable expenses incurred while performing its duties, such as food, lodging and cell phone expenses – in amounts not in excess of NIS 20,000 (approximately USD 5,200) per annum, provided that these expenses are approved by the Company’s Audit Committee or a person approved by the Company’s Audit Committee;

Profit Related Bonus - Admon Management Company would be entitled to receive an annual profit related bonus derived from the “Profit Target” (i.e., - an annual operating profit target before bonuses, operating finance expenses and payments to Messrs. Zwi Williger and Joseph Williger in connection with their termination agreements approved by the Company’s shareholders on January 13, 2016, that will be determined at the commencement of each year and will be approved by the Company’s Compensation Committee) that will not exceed an amount equal to twelve (12) Monthly Service Fees (“Profit Related Bonus”).

The Profit Related Bonus mechanism:

▪	In the event that the Company achieves the Profit Target, Admon Management Company Ltd. would be entitled to receive a bonus in an amount equal to 1% of the Profit Target.

▪	In the event that the actual profits of the Company are greater than the Profit Target, Admon Management Company Ltd. would be entitled to an additional bonus of 0.33% of the difference between the actual profit and the Profit Target.

▪	Admon Management Company Ltd. would not be paid a Profit Related Bonus in the event that the actual profit of the Company for the relevant year is lower than NIS 10 million (approximately USD 2.6 million). Notwithstanding the above, for the fiscal year 2016, Admon Management Company Ltd. would not be paid a Profit Related Bonus if the actual profit of the Company is lower than NIS 5 million (approximately USD 1.3 million).

Except for the fiscal year 2016, in the event that Admon Management Company Ltd. provides services for less than one full calendar year, it would be entitled to a proportionate Profit Related Bonus according to its period of services.

Discretionary Bonus:

o	Admon Management Company Ltd. may also be entitled to an additional annual bonus to be determined by the Company’s Compensation Committee and Board, taking into consideration Mr. Admon’s performance during the relevant year. The criteria to be used to determine Admon Management Company Ltd.’s eligibility for the Discretionary Bonus will be as set forth in the Compensation Policy.

A convenience English translation of the current Compensation Policy may be found in Exhibit B to the following link:

http://www.sec.gov/Archives/edgar/data/1030997/000117891313002995/zk1313793.htm

o	The Discretionary Bonus will not exceed an amount equal to six (6) Monthly Service Fees.

Other bonus related terms - Sections 9.1.14 - 9.1.17 (inclusive) of the Compensation Policy of the Company, will apply to Mr. Admon.

Share-based compensation - in the event the Company decides to grant options exercisable into ordinary shares or any other type of share-based compensation, the Company, at its sole discretion, may grant Company’s securities, or options to purchase such number, to Admon Management Company Ltd. as determined by the Company’s organs, and subject to the receipt of all approvals required by applicable law.

Termination, Notice Period -

o	Each of the Company and Admon Management Company Ltd. may terminate Admon Management Company Ltd.’s serviced at any time, and for any reason, by prior written notice of ninety (90) days delivered to the other party (the “Notice Period”). During the Notice Period, Admon Management Company Ltd. shall fulfill its duties in order to ensure the continued and smooth operation of the Company, as well as the handing over of Admon Management Company Ltd.'s duties to such person(s) as shall be designated by the Board, unless the Board decides to conclude its service before the end of the Notice Period.

o	The Company may terminate Admon Management Company Ltd.’s services immediately, without any advance notice or being obliged to pay any sum as would have been payable to Admon Management Company Ltd. in respect of the Notice Period, if termination is for ‘Cause’.

Below is a summary of Mr. Admon’s background and qualifications:

Ilan Admon, age 66, has served as an active deputy chairman of the Board from December 2015 and until July 17, 2016, as acting Chief Executive Officer of the Company from November 13, 2015 and until December 2015, and as a director of the Company from September 10, 2015. In addition, Mr. Ilan Admon serves as the chairman of the board of directors of Nachshonit Ltd., a water and attraction park in Kibbutz Nachsonim, Israel since April 2012. Mr. Admon also serves as a member of the board of directors of Levinstein Properties Ltd., a construction and Real Estate Company traded on the TASE, Termokir Industries Ltd., a manufacturer of grouts, adhesives, and plasters, and Plastnir Ltd., a manufacturer of flexible plastic packaging. From 2004 to 2007, Mr. Admon was General Manager of Hafestus Ltd., a developer and manufacturer of top sealing machines for packaging products, from 2002 to 2004, he served as Chairman and G.M. of Serafon Ltd. and Zach Ltd., chemicals and paint manufacturers, from 1999 to 2002, he served as a senior vice-president at Pelephone Communications Ltd., a cellular communications provider, and from 1994 to 1999 as CEO of Elite Foods Ltd., a company in the food manufacturing industry. Mr. Admon earned an MBA from the Hebrew University of Jerusalem.

The decision of the Compensation Committee and the Board to approve the terms of office of Mr. Admon as the Company’s Chairman of the Board was based on the following reasons:

1.	The terms of office of Mr. Admon as the Company’s Chairman of the Board are fair and reasonable, among other things, with regard to the scope of the Company’s operations and the complexity of the role and reflect his level of education, abilities, and professional experience, in the field of operations of the Company.

2.	The terms of office of Mr. Admon as the Company’s Chairman of the Board are in accordance with the terms of the Compensation Policy and reflect the principles and guidelines set forth in the Compensation Policy of the Company.

Following the approval by the Company’s Compensation Committee and the Board, it is proposed to approve the terms of office of Mr. Admon as the Company’s Chairman of the Board.

It is proposed that the following resolution be adopted:

“RESOLVED, to approve the terms of office of the Company’s Chairman of the Board, Mr. Ilan Admon.”

The approval of Proposal 1 is contingent upon the favorable vote of a simple majority of the Company’s shareholders attending and voting at the Meeting.

The Compensation Committee and the Board of Directors unanimously recommend that the shareholders vote for proposal No. 1.

OTHER MATTERS

The Board of Directors knows of no other matters to come before the Meeting other than the matter referred to in the Notice of Meeting of Shareholders.

Dated: August 25, 2016

By Order of the Board of Directors
Ilan Admon, Chairman of the Board of Directors

G. WILLI-FOOD INTERNATIONAL LTD.

This Proxy is solicited on behalf of the Board of Directors

The undersigned shareholder of G. WILLI-FOOD INTERNATIONAL LTD. (the “Company”) does hereby appoint Mr. Pavel Buber and /or Mr. Iram Efraim Graiver, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders of the Company (the “Meeting”), to be held at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, on September 29, 2016 at 4:00 p.m. Israel time, and at any adjournment thereof, upon:

(Continued and to be signed on the reverse side)

PROXY CARD FOR SPECIAL MEETING OF SHAREHOLDERS OF

G. WILLI-FOOD INTERNATIONAL LTD.

September 29, 2016

Please sign, date and mail
 your proxy card in the
 envelope provided as soon
 as possible.

Please detach along perforated line and mail in the envelope provided.

PLEASE SIGN, DATE, AND RETURN PROMPTLY IN ENCLOSED ENVELOPE. PLEASE MARK
YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE.  ☒

1.	To approve the terms of office of the Company’s Chairman of the Board, Mr. Ilan Admon.

FOR ☐	AGAINST ☐	ABSTAIN ☐

To change the address on your account, please check the box as right and indicate your new address in the address space above. Please note that changes to the registered name(s) in the account may not be submitted via this method.  ☐

The undersigned hereby acknowledges receipt of a copy of the accompanying Notice of Special Meeting of Shareholders and Proxy Statement, and hereby revokes any proxy or proxies heretofore given:

Date: ______________________________________

Signature: __________________________________

 Signature: __________________________________

Note; Please sign exactly as your name or names appear in this Proxy.  When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.